March 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attn: Kathleen Collins
Chen Chen

Re: Brunswick Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 16, 2022
File No. 001-01043

Dear Ms. Collins:

This letter is Brunswick Corporation’s response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 25, 2023, and from a discussion with the Staff on February 27, 2023.

For 2021 and 2022, Brunswick Corporation (“the Company”, “we”) disclosed three reportable segments, Propulsion, Parts & Accessories (“P&A”), and Boat. Our P&A reportable segment included the aggregation of three separate operating segments. These three operating segments were Engine Parts & Accessories (“Engine P&A”), Advanced Systems Group (“ASG”), and Navico (an acquisition that closed on October 4, 2021).

For 2021 and 2022, the Company evaluated the operating segment aggregation criteria included in ASC 280-10-50-11 and concluded that the criteria was met for two of these operating segments. These two operating segments were Engine P&A and ASG. We also concluded that the Navico operating segment did not meet the aggregation criteria with Engine P&A and ASG.

Based on judgment, the Company evaluated and concluded, based on materiality, that aggregating the Navico operating segment with the Engine P&A and ASG operating segments would not be misleading, and would be more meaningful to financial statement users than including Navico within “Corporate/Other”. For 2021 and 2022, the Navico operating segment represented 2% and 7% of the combined revenue of all of the operating segments, and 1% and 1% of combined segment operating earnings, respectively, which we believed were immaterial to our segment conclusions and were also below the 10% thresholds prescribed by ASC 280.

The Company believed presenting the Navico operating segment within our P&A reportable segment was most consistent with the basic objectives and principles of ASC 280, which aim to help users of our financial statements understand performance, assess prospects for future cash flows, and make more informed judgments about the entity as a whole. The Company also elected not to aggregate the Navico operating segment with our “Corporate/Other” line item. The Company believed including and aggregating the Navico operating segment with our “Corporate/Other” line item for external reporting would be inconsistent with the basic principles of ASC 280, as the Navico operating segment includes sales and operating earnings from engaging in business activities whereas the Corporate/Other segment contains solely Corporate overhead expenses. The Company felt that aggregating business activity with overhead expenses would make our overall financial performance less clear to financial statement users.

Effective January 1, 2023, the Company changed its management reporting and updated its reportable segments to Propulsion, Engine P&A, Navico Group, and Boat. The Navico Group reportable segment, which, starting in 2023, is also a separate operating segment, includes the combination of our legacy ASG and Navico operating segments.

Prior periods will be recast to conform to the current period presentation, which will be included in our Quarterly Report on Form 10-Q for the first quarter of 2023 which we expect to file on or around May 2, 2023.

The change in our 2023 management reporting, and the timing of our segment change occurring in 2023 is due to the following factors. In addition to these factors, we also considered our correspondence with the Staff in finalizing our 2023 segment conclusions.

•First, starting in 2023, there have been changes in our underlying businesses and how our Chief Operating Decision Maker (“CODM”) evaluates operating performance for purposes of making resource allocation decisions. This resulted in a change in our identification of operating segments.

When we purchased the Navico business in the 4th quarter of 2021, there was a significant amount of attention on how the acquisition would impact our business, and how the acquisition would impact our segment reporting. Ultimately, our CODM made the decision that, given the size of the transaction and that the world was in the middle of an unprecedented, global pandemic, he wanted to review discrete operating results regularly, and separately, of the standalone Navico business, which resulted in Navico existing as a separate operating segment for both 2021 and 2022.

The Company expected the Navico business to exist as a separate operating segment temporarily as we had plans to integrate the Navico business with our legacy ASG operating segment. It should also be noted that for 2021 and 2022, the Navico operating segment and the ASG operating segment had the same Segment Manager who was responsible for integrating the businesses. Given the continued integration of the Navico business with our legacy ASG operating segment, and the significant restructuring actions that were planned in 2023 and are now underway, starting in January of 2023, our CODM began regularly reviewing discrete financial information for Navico and ASG together as a single business, which is now referred to as Navico Group. This resulted in Navico Group becoming its own separate operating segment in 2023 which includes the legacy Navico and ASG operating segments. This business is now operating as one enterprise, both commercially, with how they are going to market and operationally, including leveraging many shared services, including combined marketing, financial, IT and HR support.

It should be noted that the formal creation and announcement of Navico Group occurred in the third quarter of 2022 for marketing purposes, however the 2022 announcement did not impact our internal management reporting in 2022, how our CODM reviews the business for purposes of making resource allocations, or our external segment reporting.

•Second, for 2023, the Company evaluated the aggregation criteria for our Navico Group and Engine P&A operating segments and noted that the relative differences in segment operating earnings margins, and adjusted segment operating earnings margins, between the segments were, in our judgement, larger than an acceptable range to conclude economic similarity. Furthermore, we also identified a deviation in both product similarities and product mix. As a result we concluded that the quantitative and qualitative criteria for aggregation were not met, and plan on disclosing each operating segment as a reportable segment.

In summary, the Company concluded that the aggregation criteria was met in both 2021 and 2022 for our Engine P&A and ASG operating segments. For 2023, The Company has now concluded that the aggregation criteria has not been met for our Engine P&A and Navico Group operating segments.

•Third, in February 2023, our Board approved our 2023 budget, which contemplated our new segment structure.

We would also note that electing not to aggregate operating segments in prior periods would not have impacted any amounts in the consolidated financial statements or any impairment related tests, conclusions or disclosures for each year included in the most recent 2022 Form 10-K.

As we recently reviewed with the Staff, the Company is providing the aforementioned commentary in lieu of responding to the outstanding comments related to our former segment structure included in the letter dated January 25, 2023 as a result of the change in reportable segments in 2023.

Please do not hesitate to contact me if you have any questions or would like to discuss any of the information addressed in this letter.

Sincerely,

/s/ Ryan M. Gwillim

Ryan M. Gwillim, Executive Vice President and Chief Financial Officer

cc: Sonia Barros, Sidley Austin LLP